UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,873,240
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,873,240
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,873,240
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,873,240
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,873,240
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,873,240
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,873,240
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,873,240
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,873,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	Page 6 of 14 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated March 23, 2017, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

CUSIP No. 65540B105	Page 7 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 8,873,240 shares of Common Stock for consideration to be paid at closing that will consist of approximately $31.5 million of cash, which is expected to be drawn from working capital from the Fund. The Reporting Persons acquired beneficial ownership of such shares pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) entered into between the Fund and the Issuer on March 13, 2017. The Purchase Agreement is attached hereto as Exhibit 4 and more fully described in Item 6 below.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity. The following information may be deemed pertinent.

As more fully described in Item 6 below, on March 13, 2017, the Fund and the Issuer entered into the Purchase Agreement pursuant to which the Fund agreed to purchase, on April 3, 2017 or such other date and time as the parties might agree, 8,873,240 shares of Common Stock. Consummation of the purchase is subject to customary closing conditions.

The Reporting Persons intend to review continuously their investment in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time (with the consent of the Issuer, if required) purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into or amend confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their investment in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above and as described in Item 6 below, which is hereby incorporated by reference into this Item 4, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary

CUSIP No. 65540B105	Page 8 of 14 Pages

corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or other action that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 35,224,067 shares of Common Stock, consisting of the sum of (i) 26,350,827 shares of Common Stock issued and outstanding as of February 24, 2017, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended January 3, 2017 and (ii) 8,873,240 shares of Common Stock to be issued to the Fund pursuant to the Purchase Agreement. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 23, 2017, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

As a result of the receipt of certain consents and waivers on March 13, 2017, which consents and waivers are conditions to the consummation of the purchase by the Fund of 8,873,240 shares of Common Stock pursuant to the Purchase Agreement, each of the Fund, the GP and Messrs. Lynch and Scharfman may be deemed to have acquired beneficial ownership of such shares on that date.

Accordingly, each of the Reporting Persons beneficially owns or may be deemed to beneficially own an aggregate of 8,873,240 shares of Common Stock, or approximately 25.2% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own or may be deemed to beneficially own, in the aggregate, 8,873,240 shares of Common Stock, or approximately 25.2% of the outstanding shares of Common Stock.

(c) As of March 13, 2017, each of the Reporting Persons may be deemed to have acquired beneficial ownership of 8,873,240 shares of Common Stock as a result of the satisfaction of certain conditions, set forth in the Purchase Agreement, to the consummation by the Fund of the purchase of such shares. Except as set forth in the preceding sentence, no Reporting Person effected any transaction in shares of the Common Stock from January 22, 2017 (the date 60 days prior to the filing of this Schedule 13D) to March 23, 2017.

CUSIP No. 65540B105	Page 9 of 14 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as Exhibits 4 and 5 to this Schedule 13D and are incorporated by reference in their entirety into this Item 6.

The Purchase Agreement

The Purchase Agreement provides for the issuance and sale by the Issuer to the Fund of 8,873,240 shares of Common Stock (the “Shares”). The base purchase price for the Shares is $3.55 per share, or an aggregate of $31,500,002, which will be paid at the closing of the transactions contemplated by the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, covenants and agreements. The consummation of the transactions contemplated by the Purchase Agreement is subject to the satisfaction of certain conditions, including certain consents and the waiver of certain rights pursuant to (i) a securities purchase agreement between the Issuer and a stockholder of the Issuer, Catterton-Noodles, LLC (“Catterton”), (ii) a stockholders’ agreement among the Issuer and certain stockholders of the Issuer, including Catterton and Argentia Private Investments, Inc. (“Argentia”), and (iii) a registration rights agreement among the Issuer and certain stockholders of the Issuer, including Catterton and Argentia. Certain consents and waivers were received on March 13, 2017. The Purchase Agreement provides that the Issuer is obligated to indemnify the Fund and its affiliates under certain circumstances based upon (i) breaches by the Issuer of its representations, warranties, covenants or agreements in the Purchase Agreement, (ii) any untrue or alleged untrue statements of a material fact contained in any registration statement filed pursuant to certain registration rights granted by the Issuer to the Fund in the Purchase Agreement, and (iii) certain third-party claims brought in connection with the transactions contemplated under the Purchase Agreement or any transaction financed by the proceeds of the sale of the Shares.

Under the terms of the Purchase Agreement, the Fund is entitled, subject to maintaining a minimum threshold of ownership in the Common Stock, to designate one nominee to the Board of Directors of the Issuer. The Reporting Persons expect that, in connection with the closing of the transactions contemplated by the Purchase Agreement, the Fund will designate Mr. Lynch as its nominee to the Board of Directors of the Issuer.

In addition, the Issuer has agreed to file a Form S-3 or similar short-form registration statement to register the resale of the Shares within sixty (60) days after the closing of the transactions contemplated by the Purchase Agreement. The Purchase Agreement also extended the term of the standstill provision contained in the Side Letter, as defined and further described below.

CUSIP No. 65540B105	Page 10 of 14 Pages

The Side Letter

On February 15, 2017, the Issuer entered into a letter agreement with the Management Company (the “Side Letter”) in connection with the negotiation and discussion of a possible minority equity investment in the Issuer. In addition to obligations of confidentiality and non-solicitation, the Management Company generally agreed, among other things, not to acquire additional equity securities of the Issuer for a period of one year following the date of the Side Letter. The Purchase Agreement extended the term of this standstill provision from one year to two years following the date of the Side Letter.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated March 23, 2017.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated March 23, 2017.

Exhibit 3	Confirming Statement of Scott P. Scharfman dated March 23, 2017.

Exhibit 4	Securities Purchase Agreement between Noodles & Company and Mill Road Capital II, L.P. dated March 13, 2017 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 14, 2017).

Exhibit 5	Letter Agreement between Noodles & Company and Mill Road Capital Management LLC dated February 15, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 14, 2017).

[signature pages follow]

CUSIP No. 65540B105	Page 11 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 23, 2017

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman